UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3 )*

EMPIRE RESOURCES, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

292206E100
(CUSIP Number)

June 1, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No .	292206E100	Page 2 of 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		LEON G. COOPERMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES	5	SOLE VOTING POWER	150,000
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	-0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER	150,000
PERSON WITH:	8	SHARED DISPOSITIVE POWER	-0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		150,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		1.8%
12	TYPE OF REPORTING PERSON		IN

CUSIP No .	292206E100	Page 3 of 5

Item 1(a).	Name of Issuer:

EMPIRE RESOURCES, INC. (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2115 Linwood Ave. Fort Lee NJ 07024

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of Leon G. Cooperman ("Mr. Cooperman"). Mr. Cooperman is, among other activities, an investor engaged in investing for his own account.

Mr. Cooperman is one of the Trustees of The Leon and Toby Cooperman Family Foundation (the “Foundation”), a charitable trust dated December 16, 1981.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of Mr. Cooperman is 11431 W. Palmetto Park Road, Boca Raton FL 33428.

Item 2(c).	Citizenship:

Mr. Cooperman is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value (the "Shares").

Item 2(e).	CUSIP Number:

292206E100

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c):

This Item 3 is inapplicable.

CUSIP No .	292206E100	Page 4 of 5

Item 4.	Ownership.

(a) (b) Amount beneficially owned and Percent of Class:

Mr. Cooperman may be deemed the beneficial owner of 150,000 Shares, which constitutes approximately 1.8 % of the total number of Shares outstanding. This consists 150,000 Shares owned by the Foundation.

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote

150,000

		(ii)	Shared power to vote or to direct the vote

-0-

		(iii)	Sole power to dispose or to direct the disposition of

150,000

		(iv)	Shared power to dispose or to direct the disposition of

-0-

CUSIP No .	292206E100	Page 5 of 5

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: June 6, 2016

LEON G. COOPERMAN

By: /s/ ALAN M. STARK

Alan M. Stark

Attorney-in-Fact

Duly authorized under POA effective as of March 1, 2013 and filed on May 20, 2013.

* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).